Exhibit 99.2

QLOGIC CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 27, 2015	March 29, 2015
	(Unaudited; In thousands, except share and per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$87,069	$115,241
Marketable securities	212,405	201,174
Accounts receivable, less allowance for doubtful accounts of $992 and $1,297 as of December 27, 2015 and March 29, 2015, respectively	69,736	87,436
Inventories	40,276	29,978
Other current assets	17,023	21,802

Total current assets	426,509	455,631
Property and equipment, net	74,081	78,501
Goodwill	167,232	167,232
Purchased intangible assets, net	66,521	77,659
Deferred tax assets	44,424	48,880
Other assets	18,625	20,752

	$797,392	$848,655

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$27,756	$40,497
Accrued compensation	16,466	22,476
Accrued taxes	1,439	2,711
Other current liabilities	9,756	11,718

Total current liabilities	55,417	77,402
Accrued taxes	12,616	14,516
Other liabilities	6,937	9,721

Total liabilities	74,970	101,639

Stockholders’ equity:
Preferred stock, $0.001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.001 par value; 500,000,000 shares authorized; 217,958,000 and 215,549,000 shares issued as of December 27, 2015 and March 29, 2015, respectively	218	215
Additional paid-in capital	1,010,007	983,579
Retained earnings	1,750,891	1,722,664
Accumulated other comprehensive loss	(1,392)	(99)
Treasury stock, at cost: 135,118,000 and 128,329,000 shares as of December 27, 2015 and March 29, 2015, respectively	(2,037,302)	(1,959,343)

Total stockholders’ equity	722,422	747,016

	$797,392	$848,655

See accompanying notes to condensed consolidated financial statements.

QLOGIC CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended		Nine Months Ended
	December 27, 2015	December 28, 2014	December 27, 2015	December 28, 2014
	(Unaudited; In thousands, except per share amounts)
Net revenues	$122,730	$140,203	$339,489	$387,155
Cost of revenues	50,163	57,802	139,405	158,649

Gross profit	72,567	82,401	200,084	228,506

Operating expenses:
Engineering and development	29,626	34,802	97,487	108,103
Sales and marketing	13,272	16,153	42,382	47,640
General and administrative	6,832	7,677	18,833	25,274
Special charges	1,381	69	10,614	4,872

Total operating expenses	51,111	58,701	169,316	185,889

Operating income	21,456	23,700	30,768	42,617
Interest and other income (expense), net	561	(269)	1,073	169

Income before income taxes	22,017	23,431	31,841	42,786
Income tax expense (benefit)	(1,416)	996	3,614	3,341

Net income	$23,433	$22,435	$28,227	$39,445

Net income per share:
Basic	$0.28	$0.26	$0.33	$0.45

Diluted	$0.28	$0.25	$0.32	$0.45

Number of shares used in per share calculations:
Basic	83,503	87,728	85,916	87,679

Diluted	84,307	88,527	86,876	88,294

See accompanying notes to condensed consolidated financial statements.

QLOGIC CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended		Nine Months Ended
	December 27, 2015	December 28, 2014	December 27, 2015	December 28, 2014
	(Unaudited; In thousands)
Net income	$23,433	$22,435	$28,227	$39,445
Other comprehensive income (loss), net of income taxes:
Changes in fair value of marketable securities:
Changes in unrealized gains	(692)	(329)	(933)	(477)
Net realized losses (gains) reclassified into earnings	(57)	(3)	(58)	124

	(749)	(332)	(991)	(353)
Foreign currency translation adjustments	18	(391)	(302)	(602)

Total other comprehensive loss	(731)	(723)	(1,293)	(955)

Comprehensive income	$22,702	$21,712	$26,934	$38,490

See accompanying notes to condensed consolidated financial statements.

QLOGIC CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	December 27, 2015	December 28, 2014
	(Unaudited; In thousands)
Cash flows from operating activities:
Net income	$28,227	$39,445
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	30,618	35,511
Stock-based compensation	12,157	15,178
Deferred income taxes	4,616	(316)
Asset impairments	1,954	1,455
Other non-cash items, net	674	1,257
Changes in operating assets and liabilities:
Accounts receivable	17,905	(29,892)
Inventories	(10,298)	(12,903)
Other assets	3,234	1,236
Accounts payable	(7,365)	4,121
Accrued compensation	(6,010)	(7,501)
Accrued taxes, net	(8,543)	1,147
Other liabilities	(3,846)	(11,398)

Net cash provided by operating activities	63,323	37,340

Cash flows from investing activities:
Purchases of available-for-sale securities	(173,476)	(123,431)
Proceeds from sales and maturities of available-for-sale securities	159,911	116,260
Purchases of property and equipment	(21,991)	(15,420)
Proceeds from disposition of assets held for sale	7,553	—

Net cash used in investing activities	(28,003)	(22,591)

Cash flows from financing activities:
Proceeds from issuance of common stock under stock-based awards	20,010	5,144
Minimum tax withholding paid on behalf of employees for restricted stock units	(5,736)	(3,589)
Purchases of treasury stock	(78,859)	(11,834)
Other financing activities	1,093	(220)

Net cash used in financing activities	(63,492)	(10,499)

Net increase (decrease) in cash and cash equivalents	(28,172)	4,250
Cash and cash equivalents at beginning of period	115,241	91,258

Cash and cash equivalents at end of period	$87,069	$95,508

See accompanying notes to condensed consolidated financial statements.

QLOGIC CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation

In the opinion of management of QLogic Corporation (QLogic or the Company), the accompanying unaudited condensed consolidated financial statements contain all normal recurring accruals and adjustments necessary to present fairly the Company’s consolidated financial position, results of operations and cash flows. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended March 29, 2015. The results of operations for the three and nine months ended December 27, 2015 are not necessarily indicative of the results that may be expected for the entire fiscal year. The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the Company’s consolidated financial statements and accompanying notes. The Company evaluates its estimates on an ongoing basis using historical experience and other factors, including the current economic environment. Among the significant estimates affecting the consolidated financial statements are those related to revenue recognition, income taxes, inventories, goodwill and long-lived assets. The actual results experienced by the Company could differ materially from management’s estimates.

Recently Adopted Accounting Standards

In November 2015, the Financial Accounting Standards Board issued an accounting standard update to simplify the presentation of deferred income taxes. Under this new standard, deferred tax assets and liabilities are required to be classified as noncurrent in a classified balance sheet. The Company adopted this standard during the third quarter of fiscal 2016 on a retrospective basis resulting in the reclassification of $12.5 million of current deferred tax assets to noncurrent in the Company’s consolidated balance sheet as of March 29, 2015.

Note 2. Marketable Securities

The Company’s portfolio of available-for-sale marketable securities consists of the following:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
December 27, 2015
U.S. government and agency securities	$91,312	$20	$(311)	$91,021
Corporate debt obligations	88,618	19	(283)	88,354
Mortgage-backed securities	19,149	72	(75)	19,146
Municipal bonds	12,213	23	(10)	12,226
Other debt securities	1,663	—	(5)	1,658

	$212,955	$134	$(684)	$212,405

March 29, 2015
U.S. government and agency securities	$54,279	$173	$(12)	$54,440
Corporate debt obligations	99,117	257	(51)	99,323
Mortgage-backed securities	26,676	182	(36)	26,822
Municipal bonds	16,647	76	(2)	16,721
Other debt securities	3,860	8	—	3,868

	$200,579	$696	$(101)	$201,174

The amortized cost and estimated fair value of debt securities as of December 27, 2015, by contractual maturity, are presented below. Expected maturities will differ from contractual maturities because the issuers of securities may have the right to repay obligations without prepayment penalties. Certain debt instruments, although possessing a contractual maturity greater than one year, are classified as short-term marketable securities based on their ability to be traded on active markets and availability for current operations.

	Amortized Cost	Estimated Fair Value
	(In thousands)
Due in one year or less	$46,819	$46,782
Due after one year through three years	132,881	132,397
Due after three years through five years	21,724	21,672
Due after five years	11,531	11,554

	$212,955	$212,405

The following table presents the Company’s marketable securities with unrealized losses by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 27, 2015 and March 29, 2015.

	Less Than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of Securities	(In thousands)
December 27, 2015
U.S. government and agency securities	$83,818	$(311)	$—	$—	$83,818	$(311)
Corporate debt obligations	76,465	(274)	1,417	(9)	77,882	(283)
Mortgage-backed securities	10,112	(59)	1,901	(16)	12,013	(75)
Municipal bonds	3,087	(10)	—	—	3,087	(10)
Other debt securities	1,658	(5)	—	—	1,658	(5)

	$175,140	$(659)	$3,318	$(25)	$178,458	$(684)

March 29, 2015
U.S. government and agency securities	$16,607	$(12)	$—	$—	$16,607	$(12)
Corporate debt obligations	28,421	(51)	—	—	28,421	(51)
Mortgage-backed securities	4,174	(8)	4,581	(28)	8,755	(36)
Municipal bonds	921	(2)	—	—	921	(2)

	$50,123	$(73)	$4,581	$(28)	$54,704	$(101)

As of December 27, 2015 and March 29, 2015, the fair value of certain of the Company’s available-for-sale securities was less than their cost basis. Management reviewed various factors in determining whether to recognize an impairment charge related to these unrealized losses, including the current financial and credit market environment, the financial condition and near-term prospects of the issuer of the security, the magnitude of the unrealized loss compared to the cost of the investment, the length of time the investment had been in a loss position and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of market value. As of December 27, 2015 and March 29, 2015, the Company determined that the unrealized losses were temporary in nature and recorded them as a component of accumulated other comprehensive income.

Note 3. Fair Value of Financial Instruments

The Company’s financial instruments consist principally of cash and cash equivalents, marketable securities, accounts receivable and accounts payable. The carrying value of cash equivalents, accounts receivable and accounts payable approximates fair value because of the nature and short-term maturity of these financial instruments.

A summary of the assets measured at fair value on a recurring basis as of December 27, 2015 and March 29, 2015 are as follows:

	Fair Value Measurements Using
	Level 1	Level 2	Total
	(In thousands)
December 27, 2015
Cash and cash equivalents	$87,069	$—	$87,069
Marketable securities:
U.S. government and agency securities	91,021	—	91,021
Corporate debt obligations	—	88,354	88,354
Mortgage-backed securities	—	19,146	19,146
Municipal bonds	—	12,226	12,226
Other debt securities	—	1,658	1,658

	91,021	121,384	212,405

	$178,090	$121,384	$299,474

March 29, 2015
Cash and cash equivalents	$115,241	$—	$115,241
Marketable securities:
U.S. government and agency securities	54,440	—	54,440
Corporate debt obligations	—	99,323	99,323
Mortgage-backed securities	—	26,822	26,822
Municipal bonds	—	16,721	16,721
Other debt securities	—	3,868	3,868

	54,440	146,734	201,174

	$169,681	$146,734	$316,415

The Company’s investments classified within Level 2 were primarily valued based on valuations obtained from a third-party pricing service. To estimate fair value, the pricing service utilizes industry-standard valuation models, including both income and market-based approaches for which all significant inputs are observable either directly or indirectly. The Company obtained documentation from the pricing service as to the methodology and summary of inputs used for the various types of securities. The pricing service maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. These observable inputs include reported trades and broker/dealer quotes of the same or similar securities, issuer credit spreads, benchmark securities and other observable inputs. The Company compares valuation information from the pricing service with other pricing sources to validate the reasonableness of the valuations.

Note 4. Inventories

Components of inventories are as follows:

	December 27, 2015	March 29, 2015
	(In thousands)
Raw materials	$11,978	$4,311
Finished goods	28,298	25,667

	$40,276	$29,978

Note 5. Treasury Stock

Since fiscal 2003, the Company has had various programs that authorized the purchase by the Company of its outstanding common stock, including a program approved in October 2014 of which the total authorized amount had been fully utilized as of December 27, 2015. Shares purchased under these programs have been recorded as treasury shares and will be held as such until the Company’s Board of Directors designates that these shares be retired or used for other purposes.

In November 2015, the Company’s Board of Directors approved a new program authorizing the purchase by the Company of up to $125 million of its outstanding common stock over a period of up to two years from the date of the initial purchase under the new program. No shares have been purchased under this program as of December 27, 2015.

Note 6. Special Charges

A summary of the special charges recorded during the three and nine months ended December 27, 2015 and December 28, 2014, respectively, including the costs associated with all of the restructuring plans discussed below, is as follows:

	Three Months Ended		Nine Months Ended
	December 27, 2015	December 28, 2014	December 27, 2015	December 28, 2014
	(In thousands)
Exit costs	$664	$69	$8,660	$3,361
Asset impairments	717	—	1,954	1,011
Other charges	—	—	—	500

	$1,381	$69	$10,614	$4,872

September 2015 Initiative

In September 2015, the Company commenced a restructuring plan (September 2015 Initiative) designed to align its future operating expenses with its revenue expectations. The restructuring plan includes a workforce reduction and the consolidation and elimination of certain engineering activities.

During the three and nine months ended December 27, 2015, the Company recorded special charges of $1.3 million and $9.4 million, respectively, related to the September 2015 Initiative. Special charges for the three months ended December 27, 2015 consisted of $0.6 million of exit costs and $0.7 million of asset impairment charges related to property and equipment. Special charges for the nine months ended December 27, 2015 consisted of $7.5 million of exit costs and $1.9 million of asset impairment charges related to property and equipment. Exit costs included severance and related costs associated with involuntarily terminated employees, as well as costs related to a leased facility that the Company ceased using during the three months ended December 27, 2015. The exit costs related to the leased facility include a non-cash adjustment of $0.5 million related to the reversal of a deferred rent liability associated with this facility.

As of December 27, 2015, the Company had substantially completed the restructuring activities related to the September 2015 Initiative. Activity and liability balances for exit costs related to this initiative are as follows:

	Workforce Reduction	Facilities and Other	Total
	(In thousands)
Charged to costs and expenses	$7,525	$(69)	$7,456
Payments	(6,944)	(130)	(7,074)
Non-cash adjustment	—	461	461

Balance as of December 27, 2015	$581	$262	$843

The unpaid exit costs related to the September 2015 Initiative are expected to be paid during fiscal 2016.

May 2015 Initiative

In May 2015, the Company commenced a restructuring plan (May 2015 Initiative) designed to streamline business operations and recorded special charges of $0.7 million during the three months ended June 28, 2015. The special charges consisted entirely of exit costs associated with severance benefits for the involuntarily terminated employees. The Company completed these restructuring activities and all amounts were paid as of September 27, 2015.

March 2014 Initiative

In March 2014, the Company commenced a restructuring plan (March 2014 Initiative) primarily designed to consolidate its Ethernet product roadmap following the acquisition of certain Ethernet controller-related assets. This restructuring plan primarily consisted of a workforce reduction and the consolidation and elimination of certain engineering activities. The Company completed these restructuring activities and all amounts were paid as of March 29, 2015.

During the nine months ended December 28, 2014, the Company recorded special charges of $3.6 million in connection with the March 2014 Initiative, consisting of $2.6 million of exit costs and $1.0 million of asset impairment charges related to abandoned property and equipment. The exit costs included severance and related costs associated with involuntarily terminated employees.

June 2013 Initiative

In June 2013, the Company commenced a restructuring plan (June 2013 Initiative) designed to enhance product focus and streamline business operations. The restructuring plan includes a workforce reduction and the consolidation and elimination of certain engineering activities. In connection with this plan, the Company ceased development of future application-specific integrated circuits for switch products.

In connection with the June 2013 Initiative, the Company recorded special charges of $0.1 million and $0.6 million during the three and nine months ended December 27, 2015, respectively, and $0.1 million and $0.7 million for the three and nine months ended December 28, 2014, respectively. Special charges for all periods consisted entirely of exit costs associated with severance and related costs for involuntarily terminated employees. Certain employees that were notified of their termination are required to provide future services for varying periods in excess of statutory notice periods. Severance costs related to these services are recognized ratably over the estimated requisite service period. The Company expects to incur less than $1 million of additional severance costs in connection with these employees over the requisite service period.

The aggregate amount of the special charges recorded in connection with the June 2013 Initiative is $25.5 million and consisted of $15.1 million of severance and related costs associated with involuntarily terminated employees, $5.9 million of facilities and other costs and $4.5 million of asset impairment charges primarily related to abandoned property and equipment.

Activity and liability balances for exit costs related to the June 2013 Initiative are as follows:

	Workforce Reduction	Facilities and Other	Total
	(In thousands)
Balance as of March 29, 2015	$2,476	$7,576	$10,052
Charged to costs and expenses	555	—	555
Payments	(1,121)	(1,737)	(2,858)

Balance as of December 27, 2015	$1,910	$5,839	$7,749

The unpaid exit costs related to the June 2013 Initiative are expected to be paid over the terms of the related agreements through fiscal 2018.

A summary of the total unpaid exit costs for all restructuring plans, by classification, included in the condensed consolidated balance sheets is as follows:

	December 27, 2015	March 29, 2015
	(In thousands)
Other current liabilities	$3,331	$3,664
Other liabilities	5,261	7,553

	$8,592	$11,217

Note 7. Income Taxes

The Company’s income tax expense (benefit) was $(1.4) million and $3.6 million for the three and nine months ended December 27, 2015, respectively, and $1.0 million and $3.3 million for the three and nine months ended December 28, 2014, respectively. Income tax expense (benefit) was positively impacted by the retroactive reinstatement of the federal research tax credit totaling $3.0 million for each of the three and nine months ended December 27, 2015 and $3.7 million for each of the three and nine months ended December 28, 2014. Income tax expense for the nine months ended December 27, 2015 and December 28, 2014 was also impacted by the negative effect of a discrete tax-related item associated with the difference between stock-based compensation expense and the deduction related to stock-based awards on income tax returns. The Company’s income tax expense is based on the estimated income for the year, the composition of the estimated income in different tax jurisdictions, and the tax effect, if any, in the applicable quarterly periods of newly enacted tax legislation, resolution of tax audits, changes in uncertain tax positions, and other discrete tax-related items. The allocation of taxable income to domestic and foreign tax jurisdictions impacts the effective tax rate, as the Company’s income tax rate in foreign jurisdictions is generally lower than its income tax rate in the United States.

Note 8. Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share:

	Three Months Ended		Nine Months Ended
	December 27, 2015	December 28, 2014	December 27, 2015	December 28, 2014
	(In thousands, except per share amounts)
Net income	$23,433	$22,435	$28,227	$39,445

Shares:
Weighted-average shares outstanding — basic	83,503	87,728	85,916	87,679
Dilutive potential common shares, using treasury stock method	804	799	960	615

Weighted-average shares outstanding — diluted	84,307	88,527	86,876	88,294

Net income per share:
Basic	$0.28	$0.26	$0.33	$0.45

Diluted	$0.28	$0.25	$0.32	$0.45

Stock-based awards, including stock options and restricted stock units, representing 6.5 million and 6.6 million shares of common stock have been excluded from the diluted per share calculations for the three and nine months ended December 27, 2015, respectively, and 8.9 million and 10.7 million shares of common stock have been excluded from the diluted per share calculations for the three and nine months ended December 28, 2014, respectively. These stock-based awards have been excluded from the diluted per share calculations because their effect would have been antidilutive.

Note 9. Legal Proceedings

In September 2015, a purported class action was commenced in the U.S. District Court for the Central District of California asserting claims arising under federal securities laws against the Company and certain individual defendants. The plaintiff, Phyllis Hull, purports to represent a class of persons who purchased the Company’s common stock between April 30, 2015 and July 30, 2015. The plaintiff alleges that the defendants, including a former officer and a current officer, engaged in a scheme to inflate the Company’s stock price by making false and misleading statements regarding the Company’s operations, financial results and future business prospects in violation of federal securities laws. The plaintiff seeks compensatory damages, interest and an award of reasonable attorneys’ fees and costs.

In October 2015, Stephen Kramer filed a shareholder derivative complaint in the Orange County, California, Superior Court purportedly on behalf of the Company against certain current and former officers and directors of the Company. The plaintiff alleges breaches of fiduciary duty, unjust enrichment, corporate waste, aiding and abetting breaches of fiduciary duty, and improper insider sales of stock in violation of California law based on the allegation that, since October 17, 2014, the individual defendants engaged in a scheme to inflate the Company’s stock price by making false and misleading statements regarding the Company’s operations, financial results, internal controls and future business prospects. The plaintiff seeks an award of damages and restitution to the

Company from the individual defendants, disgorgement of the defendants’ profits and compensation, an order requiring the Company to reform and improve its corporate governance, and an award of costs and attorneys’ fees to the plaintiff and its counsel.

The Company currently believes that it is not probable that the disposition of these matters will have a material adverse effect on the Company’s financial condition or results of operations.